SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 15/12

     Copel’s electricity sales to final customers grew 5.0% until September 2012

     The following analysis refers to Copel’s power market performance consolidated between January and September 2012 compared to the same period of 2011.

      Copel’s electricity sales to final customers, composed by sales from Copel Distribuição captive market and Copel Geração e Transmissão free market increased 5.0% between January and September of 2012. The captive market consumed 17,396 GWh, growing by 3.2%, while Copel Geração e Transmissão’s free market has grown 49.1%, reaching 1,029 GWh in the same period.

			Sold Energy (GWh)
	3Q12	3Q11%		9M12	9M11%
Captive Market - Copel Distribuição	5,725	5,635	1.6	17,396	16,858	3.2
Free Customers - Copel GeT	381	241	58.1	1,029	690	49.1
Energy Supply	6,106	5,876	3.9	18,425	17,548	5.0

Captive Market – Copel Distribuição

     The industrial segment, which represented 32.4% of Copel’s captive market, consumed 5,632 GWh, growing by 0.5% year to date. This result was due to the higher number of customers, which totaled 84,887 by the end of September.

     The residential segment consumed 4,867 GWh, a growth of 3.8%, led by the higher credit and income growth. At the end of September 2012, this segment represented 28.0% of Copel’s captive market consump-tion, with the company supplying power to 3,169,888 residential customers.

     The commercial segment consumed 3,749 GWh, a growth of 4.8%, due to increasing sales from re-tailers in the concession area. At the end of the period, this segment represented 21.5% of Copel’s captive market consumption, with the company supplying power to 326,225 captive commercial customers.

     The rural segment consumed 1,512 GWh, growing by 8.0%, mainly due to the higher agricultural ex-ports from the State of Paraná. This segment represented 8.7% of Copel’s captive market consumption at the end of September, with the company supplying power to 374,759 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 1,636 GWh, up 3.2% in the period. These segments represented 9.4% of Copel’s captive market consumption, totaling 53,507 customers at the end of the period.

     The following table shows the captive market for each consumption segment:

	Number of Customers/			Energy sold (GWh)
	Agreements
	Sep/12	Sep/11%		3Q12	3Q11%		9M12	9M11%
Industrial	84,887	78,107	8.7	1,882	1,930	(2.5)	5,632	5,604	0.5
Residential	3,169,888	3,065,136	3.4	1,620	1,587	2.1	4,867	4,690	3.8
Commercial	326,225	325,862	0.1	1,217	1,149	5.9	3,749	3,578	4.8
Rural	374,759	364,308	2.9	463	436	6.2	1,512	1,401	8.0
Other	53,507	51,076	4.8	543	533	1.9	1,636	1,585	3.2
Captive Market	4,009,266	3,884,489	3.2	5,725	5,635	1.6	17,396	16,858	3.2

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 1.8%, as shown by the following table:

	Number of Customers /			Energy sold (GWh)
	Agreements
	Sep/12	Sep/11%		3Q12	3Q11%		9M12	9M11%
Captive Market	4,009,266	3,884,489	3.2	5,725	5,635	1.6	17,396	16,858	3.2
Concessionaries and licensees	4	4	-	162	149	8.7	472	447	5.7
Free Customers*	64	30	113,3	785	818	(4,0)	2.205	2.409	(8.5)
Grid Market	4,009,334	3,884,523	3.2	6,672	6,602	1.1	20,073	19,714	1.8

* All free customers served by Copel GET and other suppliers at the Copel DIS concession area.
At the end of 2011, two major free customers migrated to the basic transmission network.

Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers /			Energy sold (GWh)
	Agreements
	Set/12	Set/11%		3Q12	3Q11%		9M12	9M11%
Copel DIS
Captive Market	4,009,266	3,884,489	3.2	5,725	5,635	1.6	17,396	16,858	3.2
Concessionaries and licensees	4	4	-	162	149	8.7	472	447	5.7
CCEE (MCP)	-	-	-	14	78	(82.1)	37	242	(84.7)
Total Copel DIS	4,009,270	3,884,493	3.2	5,901	5,862	0.7	17,905	17,547	2.0
Copel GeT
CCEAR (Copel DIS)	1	1	-	323	330	(2.1)	985	987	(0.2)
CCEAR (other concessionaries)	37	36	2.8	3,356	3,492	(3.9)	10,155	10,464	(3.0)
Free Customers	15	8	87.5	381	241	58.1	1,029	690	49.1
Bilateral agreements *	3	2	50.0	321	262	22.5	869	791	9.9
CCEE (MCP)	-	-	-	43	88	(51.1)	88	113	(22.1)
Total Copel GeT	56	47	19.1	4,424	4,413	0.2	13,126	13,045	0.6
Total Copel Consolidated	4,009,326	3,884,540	3.2	10,325	10,275	0.5	31,031	30,592	1.4

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
     CCEE: Electric Power Trade Chamber
     CCEAR: Energy Purchase Agreements in the Regulated Market
     MCP: Short Term Market
*Includes Short Term Sales Agreements

Curitiba, October 29, 2012.

Sincerely,
Gilberto Mendes Fernandes
Chief Environment and Corporate Citizenship Officer and Interim CFO and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.